List of Subsidiaries

Subsidiary	Place of Incorporation
Bluemount Financial Group Limited	Hong Kong
Bluemount Securities Limited	Hong Kong
Bluemount Asset Management Limited	Hong Kong
Bluemount Commodities Limited	Hong Kong
Bluemount Capital Limited	Hong Kong